SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Press Release of March 7, 2013 — Coca-Cola Hellenic Bottling Company S.A. announces filing with the U.S. Securities and Exchange Commission.

Coca-Cola Hellenic Bottling Company S.A.

announces filing with the U.S. Securities and Exchange Commission

Athens, Greece — 7 March 2013 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, “Company”) announces the filing with the United States Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (the “20-F”), on 6 March 2013.

The 20-F is available on the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/1190713/000104746913002287/a2213384z20-f.htm as well as on the Company’s website at

http://www.coca-colahellenic.com/investorrelations/annualreports/

The Company will make available, upon the request of any interested shareholder, a hard copy of the 20-F free of charge.

The 20-F includes the opinions of the Company’s management and of its independent auditors, PricewaterhouseCoopers S.A., on the effectiveness of Coca-Cola Hellenic’s internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act. Coca-Cola Hellenic is pleased to announce that its management has concluded that the Company’s internal controls over financial reporting were in all material respects effective as at 31 December 2012.

Enquiries

Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact: V+O Communications Teti Kanelopoulou	Tel: +30 211 750 1238 email: tk@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: March 7, 2013